Exhibit 99.4

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S   R E L E A S E

Fengning County, Hebei Province P.R. China
Gold/Silver Exploration to Commence by Mid-March

For Immediate Release: February 24, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) has entered into a consulting agreement with Jim Yin, Ph.D., consulting geologist. Mr. Yin completed his Ph.D. of Science at the China University of Geosciences, Beijing, China. Mr. Yin has previously supervised four joint ventures as the project representative for mining exploration in China and completed a preliminary investigation report on the Linux Gold optioned property in December 2002.

Three of the four samples assayed resulted in up to five ounces of gold per ton with nine ounces of silver per ton. Assay results of the ore samples and their location

Sample ID	Sampling sites	Results (g/t)
		Au – Gold	Ag - Silver
BN1-A	Middle level, Tuo Dao Gou	140.8	179.7
BN1-B	Upper level, Tuo Dao Gou	159.0	273.9
BN4-A	Adit of Suan Jia Gou	26.8	219.7

This seasons exploration program will consist of mapping and sampling several of the ten known gold zones including the contact belt of Archean metamorphic rock and the Mount Guang Ling granite intrusive, a potential large tonnage target for gold exploration.

Linux acquired an option to purchase 100% interest in the private company, which hold an 85% interest in a cooperative joint venture with Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, B.C., Canada located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.